March 14, 2019

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In the Matter of

Diamond S Shipping Inc.

3, Iassonos Street
Piraeus, Greece 18537

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 001-38771

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Diamond S Shipping Inc. has filed with the Commission and the New York Stock Exchange an application to register its Common Shares, par value $0.001 per share on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Diamond S Shipping Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the New York Stock Exchange shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa Countryman
Acting Secretary